Eniware™
PORTABLE STERILIZATION



For the first time in the history of the world, a safe, affordable, reliable portable surgical instrument sterilizer that requires no electricity, heat or water

Backed by one of East Africa's most successful health care entrepreneurs and leaders

Poised for rapid growth with **recurring revenue** business model

Dr. Bernstein explains the EPS-25

August, 2018

The Problem We Address: The Global Lack of Essential Surgery

- 5 billion people do not have access to essential surgery.
- Close to 100 million people a year face catastrophic costs associated with either the provision of or accessing surgical care.
- Boiling instruments is an unreliable means of sterilization.
- Immediate threats to life are directly related to improperly sterilized or high-level disinfected equipment.
- Surgical services are a critical part of any integrated health system and are crucial to reach global goals in cancer, injuries, cardiovascular disease, infection, reproductive, maternal, neonatal and child health.
- Disinfection is NOT Sterilization.





Qamar, 26 year old woman from Shohada district of Afghanistan delivered her baby by C-section, but died of postpartum complications 9 days later.

Eniware's Solution: The EPS-25

- Eniware is adapting a cutting edge, patented, proprietary nitrogen dioxide gas-based technology that has been commercialized in the US and is FDA cleared, CE marked, EPA approved.
- Eniware is the only company in the world that can effectively sterilize surgical instruments in low-resource healthcare settings without electricity at room temperature.
- Eniware's technology is portable and does not require heat, electricity, or water.
- Existing sterilizers lack portability, require electricity, and breakdown frequently.

Our journey
Eniware, anytime, anyplace




02/12/2

Changing existing sterilization methods




10/02/2013 11:11

To

EPS-25


Eniware
Portable
Sterilizer
EPS-25

Eniware Overview

- Founded in 2011, Eniware's (pronounced "anywhere") goal is to reduce the global incidence of surgical and healthcare-associated infection *anywhere* by increasing the prevalence of surgical instrument sterilization.
- Eniware is headquartered at 7920 Norfolk Avenue, Bethesda, Maryland. The Company uses an outside accounting firm, JFW Accounting Services LLC, until such time as a full-time CFO becomes necessary. Eniware maintains its accounts with Bank of America. Legal services are provided by Pillsbury Shaw Pittman, LLP.
- Eniware's manufacturing is located in Baltimore, MD at Harbor Designs & Manufacturing. HD&M helps their clients realize the full potential of their innovative ideas or core technology.
- The company has raised 4.5 million of equity investment to date including cash and sweat equity from founders.


Eniware
02/05/2014 15:06

Ambassador Scott DeLisi, US Ambassador, Huma Malik, James Bernstein, Ian Clarke, at State House for meeting with President Museveni (Uganda)

Founders

Huma Malik, Co-founder and President Panelist at J&J Conference –Financial Innovation in Global Health


Financing & Innovation in
Global Health
THE
2016

James Bernstein, MD, Co-founder and CEO
Presenting at TEDX


TEDx

Our Important Resource:
Interns



Eniware's Experienced Team

Board of Directors

James Bernstein, MD
Chairman/CEO

J. Bernstein:50K investment, 150K Loans,~ 500K sweat equity

Huma Malik
President

H. Malik:100K Investment, 40K loans, ~400 sweat equity

Ian Clarke
Chairman IMG Uganda, CEO Clarke Group, Chairman East Africa Health Federation *

I. Clarke, a Northern Irish-Ugandan MD., made his fortune founding International Medical Group, which boasts 22 clinics, a health insurance company, a hospital, a diagnostic laboratory and a university. In 2015, he sold a majority stake to Mauritian company, Ciel Healthcare, retaining a shareholding of just 9.88%. He is the largest investor in Eniware

Michael Steele
Former RNC Chairman, Former Lt. Governor, MD and Steele Group Inc.

Jeffrey Leonard
CEO & Co-Founder, Global Environment Fund

J. Leonard is an investor In Eniware

Terry Lierman
Partner, Summit Global Ventures

T. Lierman is an investor & has helped raise over $400K for Eniware.

MANAGEMENT

James Bernstein, MD, Co-founder and CEO

- 35 years experience as a pioneering healthcare entrepreneur
- Health policy expert at NIH, Georgetown, and for President Carter's election campaign
- Cellist (Chamber music) and father of four

Huma Malik, Co-founder and President

- Extensive experience in international diplomacy, program development, and project management
- Over 24 years of experience in the non-profit sector including CSIS and Georgetown University
- Avid scuba diver and sculler

CONSULTANTS

Harbor Designs and Manufacturing: Based in Baltimore MD, US. Deep experience in medical device design, engineering and manufacture

Agalloco & Associates. James Agalloco- internationally recognized expert with over 30 years experience in sterilization, on USP committee for validation. Past Director, Validation Worldwide for Bristol-Meyers Squibb

Emergo; Regulatory. Global company with offices in over 25 countries

Logenix Int'l: Complex, global supply chain delivery company. Delivers to over 80 developing countries. "Loginex's niche: getting to tough-to-go-reach spots" Washington Post

*https://www.forbesafrica.com/entrepreneurs/2017/10/27/missionary-built-business-empire/

Eniware's Experienced Team

Eniware PORTABLE STERILIZATION™

INTERNATIONAL ADVISORY BOARD

Prof. Alan Tratner, Chairman of the Board Green2Gold Incubator is the International Director of Green2Gold and has served as the President of the Inventors Workshop International and the Entrepreneur's Workshop, Director of the Small Business Entrepreneurship Center in California, a SCORE (US SBA) consultant, and was publisher of the Lightbulb Journal and INVENT! magazines. He is an inventor and serial entrepreneur, with 13 inventions/patents.

Rifat Atun, MBBS, MBA, DIC, FRCGP, FFPH, FRCP has worked extensively with the World Bank, World Health Organization, and the U.K. Department for International Development on design, implementation, and evaluation of health system reform programs in more than 20 countries.

Elizabeth Birch has had an extensive career that spans the corporate, legal, public policy, and nonprofit worlds- from heading litigation at Apple Computer, Inc. to playing a critical role in advancing LGBT rights at the helm of the Human Rights Campaign.

Laura S. L. Herman, MBA, MA., has over 15 years of strategy consulting experience and leads FSG's global health practice area.

Jack Levine, DDS travels for dentistry have taken him to Nepal, Peru, Jamaica, Uganda, Rwanda, Tanzania, Kenya. He is currently the Program Director for the Health Volunteers Overseas dental project in Haiti.

Donald MacDonald, MD as part of Right to Sight and Health, has participated in missions to the Philippines, Nicaragua, Ghana, Cameroon, Rwanda, Senegal, and Tanzania, restoring vision to thousands of blind people.

Jonathan Prinz is a national branding expert who for many years did the branding for American Express and City Group.

Patricia Hibberd, MD, PhD is the Chair of Global Health in the Boston University School of Public Health. Dr. Hibberd is also a professor of Global Health for the BUSPH and professor of Medicine in Infectious Diseases for the BUSM. Prior to this, Dr. Hibberd was professor of Global Health at the Harvard T.H. Chan School of Public Health.

Product

EPS-25


Eniware
Portable
Sterilizer
EPS-25


Power-Independent: Does not require electricity or other fuel sources to operate
Portable: Enables essential mobiloty for remote and mobile clinic healthcare delivery
Easy-to-Use: Buzzer provides auditory cues and LCD screen displays cycle and sterilizer status
Broad Material Compability: Allows for re-use of surgical instruments that cannot be sterilized by traditional system
Low Cost: Designed to be less expensive than current technologies, requring minimal maintenance

Consumables: SterilNox™ Kit - Gas module and scrubber- per cycle and Trays.


STERILNOX
GAS GENERATION AMPOULE





The EPS-25 is user friendly. Prepared instruments are placed in the trays and then in the case. The cover is closed and latched. A scrubber and gas generation ampoule are inserted. The cap is placed and depressed to activate the sterilant gas release. The bezel screen displays directive and confirming messages. When sterilization is complete (2 hours), the scrubber is activated. Upon completion of scrubbing (2 hours), the case may be opened at anytime thereafter and the instruments placed on the sterile field. The bezel functions are powered by three C batteries, which last for over 100 cycles and are easily replaced.

The EPS-25 is market and manufacture ready

Nitrogen Dioxide Gas (NO_2)

NO_2 is a well-studied gas being a principal constituent of smog.

Functions at room temperature and offers broad material compatibility including most reusable medical equipment.

Dramatically safer than similar sterilant gases such as hydrogen peroxide and ethylene oxide.

Effective against bacteria, viruses, and spores.

Use of NO_2 gas for sterilization translates into **rapid aeration leaving no residue** at the end of the cycle.

Market validation:

Eniware collaborated with **Jhpiego** (they are in over 155 countries) to carry out the 5 country Voice of the Customer/Feasibility studies in East and South Africa.

In June 2018 in collaboration with **Johns Hopkins Medical School** (Dr John Sampson & his team) introduced our EPS-25 in Freetown, Sierra Leone June 2018 to 2 major hospitals. 24 nurses were trained and the design and ease if use was approved. A second study will be conducted with Dr. Ian Clarke in Uganda shortly.

Barriers to Entry

For Eniware

- Legacy equipment & related practices
- Shortage of working capital
- Government regulations
- Slow pace of technology diffusion
- Access to health Centers off the grid
- Regulatory approvals

Eniware has overcome these by:

- Meeting a need that no one else can fill with an attractive value proposition
- Current fundraising target will allow aggressive program execution
- Alliance with local advocates, Embassies, Government officials and community influentials
- Active communication/PR plan
- CE mark required for Africa- Submission in process. FDA to follow but not needed for Africa.

"The Forces Affecting Innovation: The six forces—industry players, funding, public policy, technology, customers, and accountability—can help or hinder efforts at innovation." Why Innovation In Healthcare Is So Hard. Regina E. Herzlinger., Harvard Business Review

Barriers for the Competition

- Unique Product/Monopoly on this market
- Patents on the Technology & Product
- Trademarks
- Technical Expertise
- Professional Reputations
- Reputable Collaborators/Networks/ Partners
- Regulatory approvals

Barriers to Competition

Licensed Patents

TITLE	INVENTORS	US PATENTS OR APPLICATION NO./DATE
Sterilization system and device	Arnold; Doletski; Dunn; Raulli; Mueller; Benedek; Murville	US Patent No.: 9,180,217, issued 11/10/15. Filed 8/18/14.
Sterilization system and device	Arnold; Doletski; Dunn; Raulli; Mueller; Benedek; Murville	US Patent No.: 8,808,622, issued 8/19/14.
Sterilization system and method	Vaughn; Doletski; Dunn; Raulli	US Patent No.: 8,703,066, issued 4/22/14. Filed 1/6/05.
Sterilization system and device	Arnold; Doletski; Dunn; Raulli; Mueller; Benedek; Murville	US Patent No.: 8,017,074, issued 9/13/11. Foreign: PCT/US01/15093, filed 6/29/07.
Sterile barrier packaging system	Opie	US Patent Appln. No.: 20,150,078,961. Filed 8/17/12, published 3/19/15.

Table 1: Patents Issued and Allowed

Competitive Advantages

- Existing sterilizers lack portability, require electricity, and breakdown frequently
- Patented technology
- There are no existing companies that provide equivalent solutions
- Permits instrument reuse thus avoiding costly disposables
- Benefits are immediately clear to potential customers.
- Regulatory Approvals

1880



Today in East Africa



SWOT ANALYSIS

WEAKNESSES
- Chronic undercapitalization
- Under staffed for roll out
- No partners in South America, Asia
- Current inability to meet large demand

THREATS
- Political instability in Sub Saharan Africa
- IP theft, China/India

STRENGTHS
- Strong IP -trademarks
- Experienced management
- Well-connected Board
- Unique product, no competition
- Large global need
- Best of class vendors, suppliers, local entities
- Broad-based collaborators
- Market ready & manufacture ready

OPPORTUNITIES
- Wide open markets with no competitors, weak regulatory environment
- Government invitations for local manufacture & enterprise development, land subsidies
- Large existing backlog
- Military markets
- Veterinary markets

Planned Steps to Mitigate Weaknesses

- Chronic undercapitalization
  - Current round will facilitate aggressive execution of our plan.
- Under staffed for roll out:
  - We have interviewed and targeted potential hires and are awaiting funding to hire staff for key positions
- No partners in South America, Asia
  - With a finished product renew collaborations with global providers of care such as Jhpiego, PSI and FHI360 to expand in to these areas
  - Follow up with backlog of distributor candidates and collaborators in South America, South East Asia, Middle East
- Current inability to meet large demand
  - Fund scale up of current manufacture vendors
  - Develop manufacture in locations where Eniware is invited, and subsidies are on offer for land, buildings and enterprise development

Planned Actions to Mitigate Threats

Political instability in Sub Saharan Africa
- Maintain high level contacts at State Department with introductions to most US ambassadors in Africa. They have been a great source of first hand information on the region.
- Receive ongoing guidance: Dr. Clarke in Uganda, a Director, has a hand on the regional pulse and is in regular contact with health care leaders around Africa.
- Continue to stay clear of conflict zones
- Maintain active involvement with international organizations and Associations (WHO, G4 Alliance, CUGH)
- Continue our focus on local distribution and local private health care providers.

IP Theft
- Maintain high level (CE) regulatory approvals
- Rigorously enforce and expand patent, trademark, protections
- Explicit warranty that is invalidated by use of non-Eniware consumables
- Maintaining a reputation for excellence of Eniware brand

Business Model: Platform-Recurring Revenue

EPS-25- the platform

Cost*: $1,000.

Price: $2,500. retail


Eniware
Portable
Sterilizer
EPS-25

Consumables: SterilNox™ Kit per cycle

Cost*: $10.00 (US manufacture)

Price: $20.00 retail


STERILNOX
GAS GENERATION AMPOULE
FOR USE WITH EPS-25



Supplies: Chemical Indicator and REDUKT™ (BioBurden reduction) **for 600 cycles**

Cost*: $175.00 (US manufacture)

Price: $625.00 retail

A COMPARISON

Cost of Disposable Instruments $112-$127/ procedure

Includes:

- Cost of Instruments
- Waste Management

Cost of Autoclaves

$7000.00-$180,000.00

Additional costs not included:

- Electricity
- Generator
- Fuel
- Water

PROVIDING STERILIZATION

↓

SAFE SURGICAL PRACTICE & BEHAVIOR

↓

REDUCED SURGICAL SITE INFECTION

↓

DECREASE IN COST OF CARE

↓

DECREASE IN DISABILITY ADJUSTED LIFE YEARS (DALY'S)

↓

FREE UP SCARCE RESOURCES FOR OTHER HEALTHCARE PRIORITIES

↓

INCREASE IN ECONOMIC CAPACITY

Rapid revenue growth based on recurring consumable revenue

Price of 1 EPS-25 for use twice a day for 1 year =**$15,125.00.** Second year price =**$12,625.00**

** Note: All manufacturing costs are best estimates and are volume sensitive.*

Marketing and Sales

- The **Sales Message**: “Eniware is the only portable sterilizer that does not need electricity, heat or water.”
- **Market awareness** generated by extensive PR and communications program since company’s inception.

"What is the delay? We need it immediately."

-Nurse Musabyimana Goretti,
Gasiza Health Center, Rwanda

- Eniware will capitalize on its **“unfair advantage”:**
  - Largest investor and Board member is past President of East Africa Health Federation and a Founding Board member of the All-Africa Health Federation and well known throughout SSA as a leader and successful entrepreneur.
  - Close relationships with key providers of care; e.g., Jhpiego, Samaritan’s purse, FHI 360, John Hopkins Medical School.

ONE OF FAST COMPANY'S WORLD CHANGING IDEAS 2018

FAST COMPANY

- Distribution
  - <u>Wholesale</u> through local in-country distributors
  - <u>Retail direct by Eniware to:</u>
    - Disaster relief organizations such as Samaritan’s Purse
    - Mission trips
    - Customers where the company has not yet established local distribution
    - The <u>Veterinary market</u> in the US until such time as the company has identified appropriate wholesalers or to organizations such as ASPCA spay-neuter mobile clinics.
    - Military contracts


1880
2013
THE ENIWARE STORY
Essential Surgery Anywhere
James Bernstein, MD
MAY 9, 2016
THE SHARED VALUE LEADERSHIP SUMMIT
MAY 10-11, 2016 | NEW YORK CITY
Eniware

Total Addressable Market – Over 350 million surgical procedures per year

Eniware PORTABLE STERILIZATION

Exclusive license and breakthrough technology to meet the ongoing needs of the developing world, disaster, military and veterinary markets. Using local distributors, our initial focus is on Sub Saharan Africa, public & **private** sectors.

50% of customers are private health care systems such as IMG, Uganda

"If the EPS-25 was available we would put them into all the clinics and the hospital, because the solution of having a surgical set in a box, ready to pick off the shelf to carry out a Caesarian Section or a laparotomy is a no brainer."
Dr. Ian Clarke, Chairman IMG, Uganda

DEVELOPING WORLD (2 examples)		GLOBAL DISASTERS	US VETERINARY
VMMC	C-Section	All Surgeries	Spay/Neuter
Estimated Number Procedures/Yr.	Estimated Number Procedures/Yr.	Estimated Number Procedures/Yr.	Estimated Number Procedures/Yr.
18 million[1] needed in sub-Saharan Africa from 2015-2025	13.6 million in low/very low expenditure states[2]	7 million[3]	12.4 million[4]

MILITARIES (GLOBAL)	Forward force protection; Humanitarian assistance, Nation building response

Financial Projections



EBITDA vs Revenue 2019-2021
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
EBITDA ($$)
2021, 16%
2020, 10%
2019, 5%
-
20,000,000
40,000,000
60,000,000
80,000,000
100,000,000
Revenue ($$)

Assumptions				
Cost/EPS	$ 1,000	$ 1,000	$ 1,000	$ 1,000
Cost per cycle	$ 8.25	$ 8.25	$ 8.25	$ 8.25
Sales Channel				
% Wholesale-distributor	70%	80%	90%	90%
% Retail-Direct by Eniware	30%	20%	10%	10%
Gross margin wholesale	30%	40%	40%	40%
Gross margin retail	50%	60%	70%	70%

"Without urgent and accelerated investment in surgical scale-up, LMICs will continue to have losses in economic productivity, estimated cumulatively at US $12·3 trillion (2010 US$, purchasing power parity) between 2015 and 2030."

The Lancet, Vol. 386 August 2015

	2018	2019	2020	2021
Site Forecast by Segment		Sites		
Healthcare				
Developing world	50	1,500	5,000	9,000
Missions	2	50	75	100
Disaster relief/refugee	1	20	50	50
Military				
Veterinary	2	100	200	500
CUMULATIVE EPS SITES	55	1,670	5,325	9,650
CUMULATIVE EPS UNITS*	114	3,300	10,650	18,700
EPS UNITS SOLD	114	3,186	7,350	8,050

Sales forecast for Eps-25

- Key Financial Results
  - 2021 Revenue $78 million
  - EBITDA $12.3 million (16%)
  - 3yr Exit estimate, P/E 7= $98 million

Investment Overview

Eniware is at a key “infection” (inflection) point in value

$1 million takes company to revenue, positive cash flow and profitability

Use of Proceeds Next 6 months

General Operations	$	300,000.00
Regulatory	$	195,000.00
Training	$	25,000.00
Manufacturing ramp up	$	295,000.00
Shipping/Packaging	$	45,000.00
Launch/marketing	$	80,000.00
Accts payable reduction	$	50,000.00
Total	$	990,000.00

Unique investment in a critical, well-recognized global market

- Global health
- Safe essential surgery
- Sustainability-no water or energy required
- Green hospital initiative
- Laboratory equipment
- Robust demand from early critical adopters
- Key scalability factors have been addressed from company launch

CAP chart, June 2018

Class A	594,294
Class A-1	30,063
Class B	227,802
Warrants A	15,500
Warrants A-1	21,000
TOTAL FULLY DILUTED	888,659

Strategic plan- We anticipate with the explosion of early adopters that we will need to raise another $5 million

Exit Strategy

Eniware PORTABLE STERILIZATION

- Most likely scenario will be an acquisition
  - There is no comparable solution available anywhere
  - Global sterilization companies will need to have a solution for essential surgery in LMIC countries
- Profit Participation Partnerships
- Growing the company with dividend payments
- IPO

- Likely acquirers
  - Johnson & Johnson
  - General Electric
  - Getinge
  - Phillips

According to History, Trend, Forecast (HTF) report, "the Global Emergency Medical Service (EMS) Products Market is accounted for $19.16 billion in 2017 and is expected to reach $35.95 billion by 2026 growing at a CAGR of 7.12% during the forecast period.

What Else is Needed

Eniware PORTABLE STERILIZATION

- Future Product Line Development
- Manufacture Ramp Up
  - Production lines
  - Tooling
- Distribution
  - In country distributors
  - Finalize current opportunities
    - The Essential Surgery Company
- Collaborators
  - Deepen relationships with pilot programs, joint activities
    - Samaritans Purse (global)
    - Pro Health International. (Nigeria)
    - Jhpiego (global)
    - Johns Hopkins Medical School (Sub Saharan Africa)
- Staff
  - Key team members have been identified. Names are confidential as they are currently employed.

> *"Scaling up basic surgical care across all sectors of the health care system in LMICs could prevent 1.4 million deaths and 77.2 million DALYs per year."*
> Essential Surgery: Disease Control Priorities, The World Bank Chapter 2

Thank you!

Eniware PORTABLE STERILIZATION™

> “Vision without execution is hallucination.”
>
> Thomas Edison

Eniware LLC
7920 Norfolk Avenue, Suite 1100
Bethesda MD, 20814
www.eniwaresterile.com

Contact:

Dr. James Bernstein
james.bernstein@eniwaresterile.com
202-288-4816

Huma Malik
huma.malik@eniwaresterile.com
202-257-7728